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                              August 30, 2023

       Nathan Givoni
       Chief Executive Officer
       Gelteq Limited
       Level 4
       100 Albert Road
       South Melbourne VIC, 3025
       Australia

                                                        Re: Gelteq Limited
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed August 3,
2023
                                                            File No. 333-267169

       Dear Nathan Givoni:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 27, 2023 letter.

       Amendment No. 5 to Form F-1 filed August 3, 2023

       Prospectus Summary
       Overview, page 2

   1. We note the newly added statement on pages 2, 64 and Alt-1 that your second patent family has received a
"favorable international preliminary report on patentability in the international phase
from the European Patent Office". Please revise this disclosure to clarify the impact this
preliminary report has on the application process and make clear that approval is not
assured, if true.
 Nathan Givoni
FirstName LastNameNathan Givoni
Gelteq Limited
Comapany
August 30, NameGelteq
           2023        Limited
August
Page 2 30, 2023 Page 2
FirstName LastName
Risk Factors, page 14

2. Given the significance of your intangible assets to your financial statements, please provide a risk factor disclosure that addresses the possibility that you may incur impairment charges related to your intangible assets. At a minimum your risk factor should address the following items:

                The percentage of intangible assets compared to your total assets;
                How often you assess your intangible assets for impairment;
                The judgments and uncertainties encompassed in the estimates and projections used to determine the fair value of your intangible assets;
                How changes to those estimates or projections could impact your financial statements; and
                How often you assess the useful life of your intangible assets and how changes to the useful life could impact your financial statements.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Periods ended March 31, 2023 and 2022, page 53

3. We note that during the nine months ended March 31,2023, revenue from contracts with customers was AUD$79,844 which related to the delivery of products to customers which was previously recognized as deferred revenue. Please revise to discuss the significant components of your revenues, including a breakdown within each of your five core vertical markets (pets, sports, pharmaceutical, over-the-counter and nutraceutical).
Critical Accounting Estimates and Judgements, page 60

4. Given that the Trade Secrets account comprises over 97% of your total assets in your updated financial statements, please provide a disclosure that clearly identifies the factors you considered in determining that the June 13, 2021 transactions were not required to be accounted for as reverse acquisitions pursuant to IFRS 3. At a minimum, discuss each of the factors in IFRS 3.B15. In discussing the relative voting rights criteria, please address the disclosure on page F-97 that appears to show that a majority voting interest was exchanged in the transactions. If the Nutrigel and/or Sport Supplements owners as a group received the largest portion of the voting rights in the combined entity then that fact should be clearly disclosed. Explain how you concluded that the former owners of
         Nutrigel and Sport Supplements did not have the ability to elect or appoint a majority of the members of the governing body of the combined entity. Explain how you concluded that the former owners and managers of Nutrigel and Sport Supplements did not dominate the management of the combined entity. Your disclosure must clearly identify the individuals that controlled each entity both before and after the transaction. If there are different allowable ways under IFRS to account for these transactions then please provide a disclosure to that effect.
 Nathan Givoni
Gelteq Limited
August 30, 2023
Page 3
Business
Intellectual Property, page 77

5. Given the significance of your trade secrets, please revise to disclose how you acquired the trade secrets, including how much the sellers paid to develop this intellectual property and the time period that the intellectual property was developed. Interim Financial Statements
Note 13. Borrowings, page F-24

6. We note that you recognized a gain on extinguishment of debt in the amount of
       AUD$222,681 as a result of extending the term for an additional 12 months. Please tell us how you concluded that this extension constituted a substantial modification under IFRS
       9, including your quantitative analysis under IFRS 9.B3.3.6.
General

7. We note that you entered into a letter of engagement with R.F. Lafferty & Co., Inc. on
       April 25, 2023. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on
       Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
       You may contact Eric Atallah at 202-551-3663 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Laura Crotty at 202-551-7614 with any other questions.



                                                             Sincerely,
FirstName LastNameNathan Givoni
                                                             Division of
Corporation Finance
Comapany NameGelteq Limited
                                                             Office of Life
Sciences
August 30, 2023 Page 3
cc:       Richard I. Anslow, Esq.
FirstName LastName